

December 8, 2011

<u>Via E-mail</u>
Mr. John Benfield
Chief Executive Officer
The Brainy Brands Company, Inc.
460 Brogdon Road, Suite 400
Suwanee, GA 30024

> **Re:** **The Brainy Brands Company, Inc.**
> **Item 4.01 Form 8-K**
> **Filed December 2, 2011**
> **File No. 000-54344**

Dear Mr. Benfield:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. Please amend your report to address the following:

    - We note from your disclosure that during the years ended December 31, 2010 and 2009 and during the period subsequent to December 31, 2010, there were no disagreements with your former accountants. Please revise to clarify whether there were disagreements "during any subsequent interim period preceding the date of the resignation of your former accountant" as required by Item 304(a)(1)(iv) of Regulation S-K.

    - We note from your disclosure that you did not consult with RRBB. Please revise to specify the period as required by Item 304(a)(2) of Regulation S-K. In this regard, specify for the two most recent years and any subsequent interim period prior to engaging your new accountant.

2.   Please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your amended Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions regarding these comments and related matters, please contact me at 202-551-3394.

Sincerely,

/s/ Steve Lo

Steve Lo
Staff Accountant